VERSO CORPORATION

6775 Lennox Center Court, Suite 400

Memphis, Tennessee 38815-4436

June 24, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Verso Corporation

Registration Statement on Form S-3

Filed June 9, 2015

File No. 333-204843

Dear Ms. Nguyen:

Verso Corporation (the “Company”) hereby withdraws the Company’s request for acceleration of the effective date of the above-referenced registration statement, relating to the registration of up to an aggregate of 14,701,832 shares of common stock, par value $0.01 per share, of the Company to be sold by certain selling stockholders, which request was filed with the Securities and Exchange Commission on June 23, 2015.

If you have any questions regarding the foregoing, please contact David S. Huntington of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3124.

Very truly yours,

By:	/s/ Peter H. Kesser
Name:	Peter H. Kesser
Title:	Senior Vice President, General Counsel and Secretary